Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces Resignation of Lu Zhang as Director and Shareholder Resolutions Adopted at 2013 Annual General Meeting

SHANGHAI, PRC — September 16, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), a leading Chinese online game developer and operator, today announced that, (i) Mr. Lu Zhang has resigned from his office as director of the Company effective September 13, 2013; and (ii) all shareholder resolutions proposed at the Company’s 2013 annual general meeting held in Hong Kong on September 16, 2013 (Beijing Time) were duly adopted. Specifically, the shareholders passed resolutions approving:

1.	Re-election of Mr. Yuzhu Shi as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

2.	Re-election of Mr. Andrew Y. Yan as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s Articles of Association.

3.	Appointment of the Independent Auditor Ernst & Young Hua Ming for fiscal year 2013.

4.	Election of Mr. Xuefeng Ji, President of Giant, as a director of the Company in accordance with the Company’s Articles of Association.

Mr. Xuefeng Ji has been President of the Company since April 19, 2013. From April 2012 to April 2013, Mr. Ji served as the Senior Vice President of Product Development at the Company. From September 2009 to April 2012, he served as Vice President primarily in charge of product development, quality control and project management. From 2007 to 2009, Mr. Ji acted as the general manager of the ZT Online project division. From 2005 to 2007, Mr. Ji acted as the game statistic designer for ZT Online project and later the principal designer and project manager of ZT Online project. Mr. Ji received his bachelor’s degree in Applied Mathematics from Fudan University in 2002 and his master’s degree in Mathematics from Fudan University in 2005.

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, Allods Online and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:
Giant Interactive Group Inc.	Giant Interactive Group Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

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FOR IMMEDIATE RELEASE

FleishmanHillard
Hon Gay Lau
T: +852-2530-0228
E: giantinteractive@fleishman.com

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